UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER

THE TRUST INDENTURE ACT OF 1939

WCI Communities, Inc.

(Name of Applicant)

24301 Walden Center Drive

Bonita Springs, FL 34134

(Address of Principal Executive Offices)

See Table For a List of Additional Obligors

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
17.5% Senior Secured Notes due 2012	Up to a maximum aggregate principal amount of $557,174,826 (includes up to an additional $200.0 million of additional 17.5% Senior Secured Notes and interest paid-in-kind).

Approximate Date of Proposed Public Offering:

As soon as practicable after the date of this Application for Qualification

Vivien N. Hastings, Esq.

Senior Vice President, General Counsel and Secretary

WCI Communities, Inc.

24301 Walden Center Drive

Bonita Springs, FL 34134

(239) 947-2600

(Name and Address of Agent for Service)

With a copy to:

John B. Tehan, Esq.

Avrohom J. Kess, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

Table of Additional Obligors

Exact Name of Registrant Obligor as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant Obligor’s Principal Executive Offices

Bay Colony-Gateway, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Community Specialized Services, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Financial Resources Group, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

First Fidelity Title, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Florida Design Communities, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Florida Lifestyle Management Company	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Resort at Singer Island Properties, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Sun City Center Golf Properties, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Sun City Center Realty, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Watermark Realty, Inc. (d/b/a Prudential Florida WCI Realty)	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Amenities, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Architecture & Land Planning, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Business Development, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Capital Corporation	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Homebuilding, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Homebuilding Northeast, U.S., Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Homes Northeast, Inc.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Hunter Mill, LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Ireland Inn Corp.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Marketing, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Mid-Atlantic U.S. Region, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Northeast Real Estate Development, LLC	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Northeast U.S. Region, LLC	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Ocala 623, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Pompano Beach, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Title, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Towers, Inc	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Towers Mid-Atlantic USA, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Towers Northeast USA, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Bay Colony Realty Associates, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Bay Colony of Naples, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

The Colony at Pelican Landing Golf Club, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Communities Amenities, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Communities Finance Company, LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Communities Home Builders, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Coral Ridge Communities, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Coral Ridge Properties, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Coral Ridge Realty, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Coral Ridge Realty Sales, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Florida National Properties, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Gateway Communities, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Gateway Communications Services, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Gateway Realty Sales, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Heron Bay, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Heron Bay Golf Course Properties, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

JYC Holdings, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Marbella at Pelican Bay, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Pelican Bay Properties, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Pelican Landing Communities, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Pelican Landing Golf Resort Ventures, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Pelican Landing Properties, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Pelican Marsh Properties, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Sarasota Tower, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Tarpon Cove Realty, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Tarpon Cove Yacht & Racquet Club, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Tiburon Golf Ventures, Inc	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Watermark Realty Referral, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Communities Property Management, Inc	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Golf Group, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Homes, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Realty, Inc.	Florida	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Realty Connecticut, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Realty Maryland, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Realty New Jersey, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Realty New York, Inc.	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Carpentry Management Associates, LLC	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Dix Hills Home & Land Company, LLC.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

East Fishkill Development LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

GC Assets of Nassau, Inc.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Hopewell Crossing Home & Land Company, LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Lake Grove Home & Land Company LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Mansion Ridge Home & Land Company, LLC	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

New Home & Land Company LLC	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Southbury Home & Land Company LLC	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Bellefair Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Brae Burn Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Construction Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Design Studio, Inc.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum East Fishkill, LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Eastport, LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum FS Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Glen Cove Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Half Moon Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Holmdel Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum-Irvington Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Kensington LLC	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Lake Grove, LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Landing Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Long Beach, LLC	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Manhattan Woods, LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Monroe Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum North Bergen LLC	New Jersey	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum PDC Corp.	Pennsylvania	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Pocantico, LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum-Riverwoods Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Customer Care, Inc.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Valimar Corp.	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Westport, LLC	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Spectrum Wilson Park, LLC	Delaware	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

(The) Valimar Home & Land Company, LLC	New York	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Fair Oaks Parkway, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Hunting Ridge II, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Hunting Ridge III, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Poplar Tree, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

MHI-Rugby Road, L.L.C.[1]	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Beacon Hill, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

[1]	Wholly-owned subsidiary of Renaissance at Rugby Road, LLC

Renaissance at Beacon Hill II, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Belleview Road, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance Bridges of Oakton, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Bridges of Oakton II, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Cardinal Forest, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance Centro Arlington, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance Centro Columbia, LLC	Maryland	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance Custom Communities, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Evergreen Mills Road, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Foxhall, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Georgetown Pike, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Hunting Hills, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance Land, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Reston Building Company, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

RHM, Inc.	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Kings Crossing, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Lake Manassas, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Oak Creek Club, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Oakton Glen, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Occoquan Walk, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at River Creek II, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at River Creek Towns, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at River Creek Villas, Inc.	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at River Creek, Inc.	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Roseland, Inc.	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Rugby Road, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Rugby Road II, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at South River, Inc.	Maryland	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at The Oaks, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Timberlake, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance at Timberlake II, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

WCI Custom Homes, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance Holdings Corp.	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Renaissance Housing Corp.	Maryland	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

Woodland Properties, LLC	Virginia	24301 Walden Center Drive Bonita Springs, Florida 34134 (239) 947-2600

EXPLANATORY NOTE

This Amendment No. 2 to Form T-3 is being filed to add the Table of Additional Obligors and to amend and restate Item 2, Securities Act Exemption Applicable, and Item 9, Other Obligors, as set forth in the Application for Qualification of Indentures on Form T-3 (File No. 022-28869) filed by WCI Communities, Inc., a Delaware corporation, with the Securities and Exchange Commission on July 30, 2008 (the “Application”).

GENERAL

1.	General Information.

(a)	Form of organization: WCI Communities, Inc. (the “Issuer”) is a Delaware corporation.

(b)	State or other sovereign power under the laws of which organized: The Issuer is incorporated under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable.

Pursuant to the terms and subject to the conditions set forth in the Offering Memorandum, dated July 22, 2008 (the “Offering Memorandum”), and the accompanying Letter of Transmittal, dated July 22, 2008, the Issuer is offering (the “Exchange Offer”) to exchange a unit (a “Unit”), consisting of $1,000 aggregate principal amount of the Issuer’s 17.5% Senior Secured Notes due 2012 (the “New Notes”) and a warrant to purchase 33.7392 shares of common stock of the Issuer (a “Warrant”), for each $1,000 aggregate principal amount of the Issuer’s 4.0% Contingent Convertible Senior Subordinated Notes due 2023 (the “Outstanding Notes”). The New Notes and the Warrants will not trade separately until 90 days after the consummation of the Exchange Offer. The Warrants have an exercise price of $0.01 per share and will only be exercisable on a “net share” or “cashless” basis. The exercise price for Warrants will be paid by reducing the number of shares of common stock obtainable upon the exercise of a Warrant so as to yield a number of shares of common stock upon the exercise of such Warrant equal to the product of (1) the number of shares of common stock for which such Warrant is exercisable as of the exercise date (if the exercise price were being paid in cash) and (2) a fraction, the numerator of which is the excess of the current market value per share of common stock on the exercise date over the exercise price per share as of the exercise date and the denominator of which is the current market value per share of the common stock on the exercise date. The complete terms of the Exchange Offer are contained in the Offering Memorandum and related documents incorporated by reference herein to Exhibits T3E.1 through T3E.7.

The New Notes will be issued under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the New Indenture, see Item 8 of this Application.

No tenders of Outstanding Notes will be accepted before the effective date of this Application.

The Exchange Offer is being made by the Issuer in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof. Securities that are obtained in a Section 3(a)(9) exchange generally assume the same character (i.e., restricted or unrestricted) as the securities that have been surrendered. All of the Outstanding Notes are freely transferable, either because they have been resold pursuant to a shelf registration statement filed with the Securities and Exchange Commission on September 12, 2003 or because they have been held for the required minimum holding period and, therefore, are eligible for resale without restriction pursuant to Rule 144 under the Securities Act. Accordingly the Units and the New Notes and the Warrants, upon the automatic separation 90 days following the consummation of the Exchange Offer, will take on the same character of the Outstanding Notes which will be surrendered as part of the Exchange Offer and will also be freely transferable. In addition, because the holders of the Warrants will be able to exercise their Warrants for shares of our common stock only on a “net share” “cashless” basis, we are also relying on the exemption from the registration requirements provided by Section 3(a)(9) of the Securities Act with respect to the shares of common stock that are delivered upon exercise of the Warrants. Therefore, shares of common stock delivered upon exercise of the Warrants will also be freely transferable and not subject to any transfer restrictions. No sales of securities of the same class as the New Notes or the Warrants have been or are to be made by the Issuer or by or through an underwriter at or about the time of the Exchange Offer for which the exemption is claimed.

The Issuer has not retained a dealer-manager in connection with the Exchange Offer. None of the fee arrangements are conditioned on the success of the Exchange Offer. The Issuer has retained The Bank of New York Mellon Trust Company, N.A. (“The Bank of New York”) as the “Exchange Agent” and Lazard Frères & Co. LLC (“Lazard”) as its financial advisor in connection with the Exchange Offer. The Exchange Agent will provide to the registered holders of the Outstanding Notes (each a “Holder” and collectively, the “Holders”) only information otherwise contained in the Offering Memorandum and related documents and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Outstanding Notes for Units. Both Lazard and the Exchange Agent will be paid reasonable and customary fees directly by the Issuer for their services. None of the fee arrangements are conditioned on the success of the Exchange Offer, and none of such persons are authorized to solicit the exchange of the Outstanding Notes in the Exchange Offer or to make recommendations as to acceptance or rejection of the Exchange Offer. The Issuer will also make customary payments in respect of accounting, legal, printing and related fees and expenses. Regular employees of the Issuer, who will not receive additional compensation therefor, may provide information concerning the Exchange Offer to the Holders.

No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than payment of any applicable taxes, if any, in accordance with the terms of the Offering Memorandum.

AFFILIATIONS

3.	Affiliates.

Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

(a)	For purposes of this Application only, the officers and directors of the Issuer named in response to Item 4 hereof and the principal owners of the Issuer’s voting securities named in response to Item 5 hereof may be deemed affiliates of the Issuer.

(b)	The following list sets forth the affiliates of the Issuer as of the date of this Application (note that jurisdictions of incorporation or organization are set forth below each affiliate and the term “wholly-owned” indicates 100% ownership of all voting securities unless another percentage is noted):

WCI COMMUNITIES, INC.
WHOLLY-OWNED SUBSIDIARIES and FIRST TIER SUBSIDIARIES

Bay Colony-Gateway, Inc.	WCI Homebuilding, Inc.
Delaware Corporation	Florida Corporation

Community Specialized Services, Inc.	WCI Homebuilding Northeast, U.S., Inc.
Florida Corporation	Florida Corporation

Financial Resources Group, Inc.	WCI Homes Northeast, Inc.
Florida Corporation	New York Corporation

First Fidelity Title, Inc.	WCI Hunter Mill, LLC
Delaware Corporation	Delaware LLC

Florida Design Communities, Inc.	WCI Ireland Inn Corp.
Florida Corporation	Florida Corporation

Florida Lifestyle Management Company	WCI Marketing, Inc.
Florida Corporation	Florida Corporation

Resort at Singer Island Properties, Inc.	WCI Mid-Atlantic U.S. Region, Inc.
Florida Corporation	Delaware Corporation

Sun City Center Golf Properties, Inc.	WCI Northeast Real Estate Development, LLC
Delaware Corporation	New York LLC

Sun City Center Realty, Inc.	WCI Northeast U.S. Region, LLC
Florida Corporation	New York LLC

Watermark Realty, Inc. (d/b/a Prudential Florida WCI Realty) Delaware Corporation	WCI Ocala 623, Inc. Florida Corporation

WCI Amenities, Inc. Florida Corporation	WCI Pompano Beach, Inc. Florida Corporation

WCI Architecture & Land Planning, Inc. Florida Corporation	WCI Title, Inc. Delaware Corporation

WCI Business Development, Inc. Florida Corporation	WCI Towers, Inc. Florida Corporation

WCI Capital Corporation Florida Corporation	WCI Towers Mid-Atlantic USA, Inc. Delaware Corporation

WCI Towers Northeast USA, Inc.
Delaware Corporation

BAY COLONY-GATEWAY, INC.

WHOLLY-OWNED and FIRST TIER SUBSIDIARIES

Bay Colony Realty Associates, Inc.	Pelican Bay Properties, Inc.
Florida Corporation	Florida Corporation

Bay Colony of Naples, Inc.	Pelican Landing Communities, Inc.
Florida Corporation	Florida Corporation

The Colony at Pelican Landing Golf Club, Inc.	Pelican Landing Golf Resort Ventures, Inc.
Florida Corporation	Delaware Corporation

Communities Amenities, Inc.	Pelican Landing Properties, Inc.
Florida Corporation	Florida Corporation

Communities Finance Company, LLC	Pelican Marsh Properties, Inc.
Delaware LLC	Florida Corporation

Communities Home Builders, Inc.	Sarasota Tower, Inc.
Florida Corporation	Florida Corporation

Coral Ridge Communities, Inc.	Tarpon Cove Realty, Inc.
Florida Corporation	Florida Corporation

Coral Ridge Properties, Inc.	Tarpon Cove Yacht & Racquet Club, Inc.
Florida Corporation	Florida Corporation

Coral Ridge Realty, Inc.	Tiburon Golf Ventures, Inc.
Florida Corporation	Delaware Corporation

Coral Ridge Realty Sales, Inc.	Watermark Realty Referral, Inc.
Florida Corporation	Florida Corporation

Florida National Properties, Inc.	WCI Communities Property Management, Inc.
Florida Corporation	Florida Corporation

Gateway Communities, Inc.	WCI Golf Group, Inc.
Florida Corporation	Florida Corporation

Gateway Communications Services, Inc.	WCI Homes, Inc.
Florida Corporation	Florida Corporation

Gateway Realty Sales, Inc.	WCI Realty, Inc.
Florida Corporation	Florida Corporation

Heron Bay, Inc.	WCI Realty Connecticut, Inc.
Florida Corporation	Delaware Corporation

Heron Bay Golf Course Properties, Inc.	WCI Realty Maryland, Inc.
Florida Corporation	Delaware Corporation

JYC Holdings, Inc.	WCI Realty New Jersey, Inc.
Florida Corporation	Delaware Corporation

Marbella at Pelican Bay, Inc.	WCI Realty New York, Inc.
Florida Corporation	Delaware Corporation

WCI HOMES NORTHEAST, INC. / WCI NORTHEAST REAL ESTATE DEVELOPMENT, LLC

WHOLLY-OWNED SUBSIDIARIES

Carpentry Management Associates, LLC	Spectrum Holmdel Corp.
New York LLC	New York Corporation

Dix Hills Home & Land Company, LLC.	Spectrum-Irvington Corp.
New York LLC	New York Corporation

East Fishkill Development LLC	Spectrum Kensington LLC
Delaware LLC	New York LLC

GC Assets of Nassau, Inc.	Spectrum Lake Grove, LLC
New York Corporation	Delaware LLC

Hopewell Crossing Home & Land Company, LLC	Spectrum Landing Corp.
Delaware LLC	New York Corporation

Lake Grove Home & Land Company LLC	Spectrum Long Beach, LLC
Delaware LLC	New York LLC

Mansion Ridge Home & Land Company, LLC	Spectrum Manhattan Woods, LLC
New York LLC	Delaware LLC

New Home & Land Company LLC	Spectrum Monroe Corp.
New York LLC	New York Corporation

Southbury Home & Land Company LLC	Spectrum North Bergen LLC
New York LLC	New Jersey LLC

Spectrum Bellefair Corp.	Spectrum PDC Corp.
New York Corporation	Pennsylvania Corporation

Spectrum Brae Burn Corp.	Spectrum Pocantico, LLC
New York Corporation	Delaware LLC

Spectrum Construction Corp.	Spectrum-Riverwoods Corp.
New York Corporation	New York Corporation

Spectrum Design Studio, Inc.	Spectrum Customer Care, Inc.
New York Corporation	New York Corporation

Spectrum East Fishkill, LLC	Spectrum Valimar Corp.
Delaware LLC	New York Corporation

Spectrum Eastport, LLC	Spectrum Westport, LLC
Delaware LLC	New York LLC

Spectrum FS Corp.	Spectrum Wilson Park, LLC
New York Corporation	Delaware LLC

Spectrum Glen Cove Corp.	(The) Valimar Home & Land Company, LLC
New York Corporation	New York LLC

Spectrum Half Moon Corp.
New York Corporation

WCI MID-ATLANTIC US REGION, INC. WHOLLY-OWNED

SUBSIDIARIES

Fair Oaks Parkway, LLC	Renaissance at Kings Crossing, LLC
Virginia LLC	Virginia LLC

Hunting Ridge II, LLC	Renaissance at Lake Manassas, LLC
Virginia LLC	Virginia LLC

Hunting Ridge III, LLC	Renaissance at Oak Creek Club, LLC
Virginia LLC	Virginia LLC

Poplar Tree, LLC	Renaissance at Oakton Glen, LLC
Virginia LLC	Virginia LLC

MHI-Rugby Road, L.L.C.	Renaissance at Occoquan Walk, LLC
Virginia LLC[1]	Virginia LLC

Renaissance at Beacon Hill, LLC	Renaissance at River Creek II, LLC
Virginia LLC	Virginia LLC

Renaissance at Beacon Hill II, LLC	Renaissance at River Creek Towns, LLC
Virginia LLC	Virginia LLC

Renaissance at Belleview Road, LLC	Renaissance at River Creek Villas, Inc.
Virginia LLC	Virginia Corporation

Renaissance Bridges of Oakton, LLC	Renaissance at River Creek, Inc.
Virginia LLC	Virginia Corporation

Renaissance at Bridges of Oakton II, LLC	Renaissance at Roseland, Inc.
Virginia LLC	Virginia Corporation

Renaissance at Cardinal Forest, LLC	Renaissance at Rugby Road, LLC
Virginia LLC	Virginia LLC

Renaissance Centro Arlington, LLC	Renaissance at Rugby Road II, LLC
Virginia LLC	Virginia LLC

Renaissance Centro Columbia, LLC	Renaissance at South River, Inc.
Maryland LLC	Maryland Corporation

Renaissance Custom Communities, LLC	Renaissance at The Oaks, LLC
Virginia LLC	Virginia LLC

Renaissance at Evergreen Mills Road, LLC	Renaissance at Timberlake, LLC
Virginia LLC	Virginia LLC

Renaissance at Foxhall, LLC	Renaissance at Timberlake II, LLC
Virginia LLC	Virginia LLC

Renaissance at Georgetown Pike, LLC	WCI Custom Homes, LLC
Virginia LLC	Virginia LLC

Renaissance at Hunting Hills, LLC	Renaissance Holdings Corp.
Virginia LLC	Virginia Corporation

Renaissance Housing Corp.
Maryland Corporation

[1]	Wholly-owned subsidiary of Renaissance at Rugby Road, LLC

Renaissance Land, LLC
Virginia LLC

Reston Building Company, LLC	Woodland Properties, LLC
Virginia LLC	Virginia LLC

RHM, Inc.
Virginia LLC

Name of Partnership	Percentage of Ownership by Subsidiary of the Issuer	State of Incorporation or Organization
Bellefair Home & Land Co.	Spectrum Bellefair Corp. (Managing Member): 50%	New York

The Brae Burn Home and Land Co., LLC	Spectrum Brae Burn Corp. (Managing Member): 55%	New York

Hudson Property Partners, LLC	Spectrum Half Moon Corp. (Member): 50%	New York

Kalian/Spectrum Monroe, LLC	Spectrum Monroe Corp. (Managing Member): 60%	Delaware

Westport Home & Land Company LLC	Spectrum Westport, LLC (Managing Member): 60%	Delaware

Manhattan Woods Home & Land Company LLC	Spectrum Manhattan Woods, LLC (Managing Member): 50%	Delaware

Wilson Park Home & Land Company LLC	Spectrum Wilson Park LLC (Managing Member): 50%	Delaware

Pocantico Home & Land Company LLC	Spectrum Pocantico LLC (Managing Member): 50%	Delaware

Eastport Home & Land Company LLC	Spectrum Eastport, LLC (Managing Member): 50%	Delaware

East Fishkill Home & Land Company LLC	Spectrum East Fishkill LLC (Managing Member): 50%	Delaware

Pelican Landing Golf Resort Ventures Limited Partnership	Pelican Landing Golf Resort Ventures, Inc. (General Partner): 1% Bay Colony-Gateway, Inc. (Limited Partner): 50%	Delaware

Pelican Landing Timeshare Ventures Limited Partnership	Bay Colony-Gateway, Inc. (Limited Partner): 50% Pelican Landing Golf Ventures, Inc. (Member): 1%	Delaware

Tiburon Golf Ventures Limited Partnership	Tiburon Golf Ventures, Inc. (General Partner): 1% Bay Colony-Gateway, Inc. (Limited Partner): 50%	Delaware

Name of Joint Venture	Percentage of Ownership by Subsidiary of the Issuer	State of Incorporation or Organization
Ocala 623 Land Development LLC	WCI Ocala 632, Inc. (Managing Member): 50%	Delaware

Walden Woods Business Center, Ltd.	WCI Communities, Inc. (General Partner: 50% TECO Properties Corporation (Limited Partner): 50%	Florida

WCI Mortgage, LLC	Financial Resources Group, Inc. (Member): 49.9%	Delaware

Renaissance at Woodlands, LLC	Woodland Properties, LLC (Member): 50%	Virginia

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices held or to be held by each person named.

The names of the directors and executive officers of the Issuer are set forth below. The mailing address for each director and executive officer is: c/o WCI Communities, Inc., 24301 Walden Center Drive, Bonita Springs, FL 34134 and each person’s telephone number is (239) 947-2600:

Jerry L. Starkey	Chief Executive Officer and President
Paul D. Appolonia	Senior Vice President (Human Resources)
R. Michael Curtin	Senior Vice President (Marketing and Sales Division)
David L. Fry	Chief Operating Officer and Senior Vice President
Vivien N. Hastings	Senior Vice President, Secretary and General Counsel
Albert F. Moscato, Jr.	Senior Vice President (Business Development)
Ernest J. Scheidemann	Vice President, Treasurer and Interim Chief Financial Officer
Don E. Ackerman	Director
Charles E. Cobb, Jr.	Director
Hilliard M. Eure, III	Director
Nicholas F. Graziano	Director
Carl C. Icahn	Director and Chairman of the Board
Jonathan R. Macey	Director
Keith A. Meister	Director
David Schechter	Director

5.	Principal Owners of Voting Securities.

Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

(a)	Presented below is certain information regarding each person owning 10% or more of the voting securities of the Issuer as of the date of this Application:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

Icahn Partners LP (1) c/o Icahn Associates Corp. 767 Fifth Avenue, 47th Floor New York, NY 10153	Common Stock (par value $.01)	6,096,751	14.51%

Barclays Global Investors, NA (2) 45 Fremont Street, 17th Floor San Francisco, CA 94105	Common Stock (par value $.01)	4,593,766	10.91%

(1)	This information is based on a Schedule 13D/A filed with the Securities and Exchange Commission on May 11,

2007 by Icahn Partners LP and affiliated entities, which reported sole and shared voting and dispositive power as follows: (a) High River Limited Partnership, sole voting power with respect to 1,279,725 shares and sole dispositive power with respect to 1,279,725 shares; (b) Hopper Investments LLC, shared voting power with respect to 1,279,725 shares and shared dispositive power with respect to 1,279,725 shares; (c) Barberry Corp., shared voting power with respect to 1,279,725 shares and shared dispositive power with respect to 1,279,725 shares; (d) Icahn Partners Master Fund LP, sole voting power with respect to 1,914,558 shares and sole dispositive power with respect to 1,914,558 shares; (e) Icahn Offshore LP, shared voting power with respect to 1,914,558 shares and shared dispositive power with respect to 1,914,558 shares; (f) CCI Offshore Corp., shared voting power with respect to 1,914,558 shares and shared dispositive power with respect to 1,914,558 shares; (g) Icahn Partners LP, sole voting power with respect to 2,901,892 shares and sole dispositive power with respect to 2,901,892 shares; (h) Icahn Onshore LP, shared voting power with respect to 2,901,892 shares and shared dispositive power with respect to 2,901,892 shares; (i) CCI Onshore Corp., shared voting power with respect to 2,901,892 shares and shared dispositive power with respect to 2,901,892 shares; and (j) Carl C. Icahn, shared voting power with respect to 6,096,175 shares and shared dispositive power with respect to 6,096,175 shares.

(2)	This information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on March 5, 2008 by Barclays Global Investors, NA and affiliated entities, which reported sole voting and dispositive power as follows: (a) Barclays Global Investors, NA, sole voting power with respect to 449,679 shares and sole dispositive power with respect to 555,727 shares and (b) Barclays Global Fund Advisors, sole voting power with respect to 4,038,039 shares and sole dispositive power with respect to 4,038,039 shares.

UNDERWRITERS

6.	Underwriters.

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a)	Within three years prior to the date of the filing of this Application no person has acted as an underwriter of any securities of the Issuer that are currently outstanding.

(b)	There are no underwriters of the securities proposed to be offered in the Exchange Offer.

CAPITAL SECURITIES

7.	Capitalization.

(a)	Furnish the following information as to each authorized class of securities of the applicant.

The authorized and outstanding capital stock and debt securities of the Issuer as of June 30, 2008 were as follows:

Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $.01	100,000,000 shares	42,168,416 shares

Series Common Stock, par value $.01	100,000,000 shares	0 shares

Preferred Stock, par value $.01	100,000,000 shares	0 shares

Series A Junior Participating Preferred Stock, par value $0.01 per share of the Issuer	115,000 shares	0 shares

9-1/8% Senior Subordinated Notes due 2012(1)	$200,000,000	$200,000,000

7-7/8% Senior Subordinated Notes due 2013(1)	$125,000,000	$125,000,000

6-5/8% Senior Subordinated Notes due 2015(1)	$200,000,000	$200,000,000

4.0% Contingent Convertible Senior Subordinated Notes due 2023(1)	$125,000,000	$125,000,000

Junior Subordinated Notes due 2035	$100,000,000	$100,000,000

Junior Subordinated Notes due 2036	$65,000,000	$65,000,000

(1)	The subsidiaries of the Issuer that guarantee the credit facilities guarantee these securities on a full, unconditional and joint and several basis. The guarantees are general unsecured obligations of the guarantors and are subordinated in right of payment to all existing and future senior debt of each guarantor. The guarantees of all existing notes are pari passu in right of payment to any future senior subordinated indebtedness of each restricted subsidiary.

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

Holders of the Issuer’s common stock, par value $.01 per share, are entitled to one vote for each share registered in such holder’s name. The Board of Directors of the Issuer also has the authority to issue the preferred stock and series common stock with such voting rights as it may designate. As of the date of this Application, the Issuer has not issued any preferred stock or series common stock.

On January 30, 2007, the Issuer entered into a Rights Agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., as rights agent. On January 30, 2007, the Board of Directors declared a dividend of one preferred share purchase right (the “Right”) for each outstanding share of common stock. The dividend was paid on February 9, 2007 (the “Record Date”), to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Issuer one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share of the Issuer at a price of $70.00 per one-thousandth of a share of preferred stock, as the same may be adjusted.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, as defined in the Rights Agreement, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of common stock having a market value of two times the Purchase Price, as defined in the Rights Agreement. If the Rights are exercised the economic interests and voting rights of any Acquiring Person will be substantially diluted.

The Rights will expire on January 30, 2009 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by us, as defined in the Rights Agreement. The Rights are not exercisable until a person or group of affiliated or associated persons has acquired beneficial ownership of 15%, which was amended to 16% on February 27, 2007 and further amended to 25% on August 20, 2007, or more of the outstanding shares of common stock (other than any existing shareholder who, as of January 30, 2007, beneficially owns more than such percentage, which existing shareholder will be precluded from acquiring any additional shares of common stock). Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Issuer, including, without limitation, the right to vote or to receive dividends.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

Insert at this point the analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

New Notes

The New Notes will be issued under a new indenture (the “New Indenture”), among the Issuer, the guarantors party thereto and American Stock Transfer & Trust Company, LLC, as trustee (the “Trustee”). The following is a general description of certain provisions of the New Indenture, and the description is qualified in its entirety by reference to the Form of Indenture Relating to the New Notes filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the New Indenture.

(a)	Events of Default; Withholding of Notice

Each of the following is an event of default under the New Indenture:

(i)	default for 30 days in the payment when due of interest on the New Notes;

(ii)	default in payment when due of the principal of or premium, if any, on the New Notes;

(iii)	failure by the Issuer or any of its Restricted Subsidiaries to comply with Sections 4.14 or 5.01 of the New Indenture;

(iv)	failure by the Issuer or any of its Subsidiaries for 30 days after notice to comply with any of its other agreements in the New Indenture or the New Notes;

(v)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries) (other than Indebtedness owed to the Issuer or any of its Restricted Subsidiaries or Non-Recourse Financing to the extent such default is not due to the default by the Issuer under any other Indebtedness) whether such Indebtedness or guarantee now exists, or is created after the date of the New Indenture, if that default:

•

is caused by a failure to pay such Indebtedness at its stated maturity and such Indebtedness together with other Indebtedness in default for failure to pay principal at stated maturity (or the maturity of which as then accelerated) exceeds $25.0 million in the aggregate (a “Payment Default”); or

•

results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(vi)	failure by the Issuer or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $25.0 million (except to the extent the judgment or judgments are in respect of Non-Recourse Financing), which judgments are not paid, discharged or stayed for a period of 60 days;

(vii)	except as permitted by the New Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee;

(viii)	certain events of bankruptcy or insolvency with respect to the Issuer or any of its Significant Subsidiaries or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary; and

(ix)	the Liens created by the Collateral Documents or the Intercreditor Agreement shall at any time not constitute a valid and perfected Lien on any material portion of the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required by the New Indenture, the Intercreditor Agreement or the Collateral Documents) other than in accordance with the terms of the relevant Collateral Document, the Intercreditor Agreement and the New Indenture and other than the satisfaction in full of all obligations under the Indenture or the release or amendment of any such Lien in accordance with the terms of the New Indenture, the Intercreditor Agreement or the Collateral Documents, or, except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the New Indenture, the Intercreditor Agreement and the relevant Collateral Document, any of the Collateral Documents or the Intercreditor Agreement shall for whatever reason be terminated or cease to be in full force and effect, if in either case, such default continues for 30 days after notice, or the enforceability thereof shall be contested by the Issuer or any Guarantor.

If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, all outstanding New Notes will become due and payable without further action or notice.

Holders of the New Notes may not enforce the New Indenture or the New Notes except as provided in the New Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest), if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the New Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the New Notes.

(b)	Authentication and Delivery of the New Notes and the Application of Proceeds.

An Officer shall sign the New Notes for the Issuer by manual or facsimile signature. If an Officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note shall nevertheless be valid.

A New Note shall not be valid until authenticated by the manual signature of the Trustee. The Trustee shall authenticate the New Notes for original issue in the aggregate principal amount not to exceed $125,000,000. The Issuer may issue up to an additional $200,000,000 of additional notes under the New Indenture having identical terms and conditions to the New Notes (the “Additional Notes”) from time to time after the initial offering of the New Notes in exchange for Existing Notes. The New Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments redemptions and offers to purchase. The New Notes in the initial offering and Additional Notes may be issued under one or more CUSIPs.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate the New Notes. An authenticating agent may authenticate the New Notes whenever the Trustee may do so. An authenticating agent has the same rights as an Agent to deal with Holders or the Issuer.

There will be no proceeds resulting from the issuance of the New Notes.

(c)	Release and Substitution of Property Subject to the Lien of the New Indenture

The Liens on the Collateral will be released with respect to the New Notes and the Guarantees, as applicable:

(i)	in whole, upon payment in full of the principal of, accrued and unpaid interest, including premium, if any, on the New Notes;

(ii)	in whole, upon satisfaction and discharge of the New Indenture;

(iii)	in whole, upon a legal or covenant defeasance as set forth under the caption “Legal Defeasance and Covenant Defeasance” (Article 8 of the New Indenture);

(iv)	in whole or in part, as to any asset constituting Collateral (A) if all other Liens on that asset securing the Credit Agreement Obligations, the Second Lien Notes and any Pari Passu Secured Indebtedness then secured by that asset (including all commitments thereunder) are released or (B) otherwise in accordance with, and as expressly provided for under, the Indenture and the Intercreditor Agreement;

(v)	in part, pursuant to the provisions of the Intercreditor Agreement, where the holders of the Credit Agreement Obligations consent to such release;

(vi)	with the consent of holders of a majority in aggregate principal amount of the New Notes (or, in the case of a release of all or substantially all Collateral, each holder of the New Notes affected thereby other than a release in accordance with the terms of the Collateral Documents, the Intercreditor Agreement or the New Indenture) including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, New Notes; and

(vii)	with respect to assets of a Guarantor upon release of such Guarantor from its Guarantee.

(d)	Satisfaction and Discharge

(i)

The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding New Notes, the New Indenture, the Collateral Documents and the Intercreditor Agreement and cause the release of all Liens on the

Collateral granted under the Collateral Documents and all obligations of the Guarantors discharged with respect to the Subsidiary Guarantees (“Legal Defeasance”) except for:

•

the rights of Holders of outstanding New Notes to receive payments in respect of the principal of, premium, if any, interest on such New Notes when such payments are due from the trust referred to below;

•

the Issuer’s obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

•	the Legal Defeasance provisions of the New Indenture.

(ii)	In order to exercise Legal Defeasance:

•

the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding New Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the New Notes are being defeased to maturity or to a particular redemption date;

•

the Issuer shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (A) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the New Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

•

no Default or Event of Default shall have occurred and be continuing either (A) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (B) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

•

such Legal Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the New Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

•

the Issuer must have delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of the Issuer or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Issuer under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

•

the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders of New Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

•

the Issuer must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance has been complied with.

(e)	Evidence of Compliance with Conditions and Covenants

(i)	The Issuer shall deliver to the Trustee, within 100 days after the end of each fiscal year, an Officers’ Certificate stating whether the Issuer has met its obligations under the New Indenture, and, as to the knowledge of the Officer signing, whether the Issuer is in compliance with all covenants and is not in default in the performance or observance of any of the terms, provisions and conditions of the New Indenture, and that to the best of his or her knowledge no event has occurred and remains in existence that would prohibit payment of the New Notes, or if such event has occurred, a description of the event and what action the Issuer is taking or proposes to take with respect thereto.

(ii)	The year-end financial statements delivered pursuant to the New Indenture shall be accompanied by a written statement of the Issuer’s independent public accountants that, in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Issuer has violated any provisions of Article 4 or Article 5 of the New Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof.

(iii)	The Issuer shall deliver to the Trustee, as soon as possible, and in any event within five days after any Officer becomes aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Issuer is taking or proposes to take with respect thereto.

9.	Other Obligors.

Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon indentured securities.

The New Notes are guaranteed by each of the following subsidiaries:

WCI COMMUNITIES, INC.

WHOLLY-OWNED SUBSIDIARIES and FIRST TIER SUBSIDIARIES

Bay Colony-Gateway, Inc.	WCI Homebuilding, Inc.
Delaware Corporation	Florida Corporation

Community Specialized Services, Inc.	WCI Homebuilding Northeast, U.S., Inc.
Florida Corporation	Florida Corporation

Financial Resources Group, Inc.	WCI Homes Northeast, Inc.
Florida Corporation	New York Corporation

First Fidelity Title, Inc.	WCI Hunter Mill, LLC
Delaware Corporation	Delaware LLC

Florida Design Communities, Inc.	WCI Ireland Inn Corp.
Florida Corporation	Florida Corporation

Florida Lifestyle Management Company	WCI Marketing, Inc.
Florida Corporation	Florida Corporation

Resort at Singer Island Properties, Inc.	WCI Mid-Atlantic U.S. Region, Inc.
Florida Corporation	Delaware Corporation

Sun City Center Golf Properties, Inc.	WCI Northeast Real Estate Development, LLC
Delaware Corporation	New York LLC

Sun City Center Realty, Inc.	WCI Northeast U.S. Region, LLC
Florida Corporation	New York LLC

Watermark Realty, Inc. (d/b/a Prudential Florida WCI Realty) Delaware Corporation	WCI Ocala 623, Inc. Florida Corporation

WCI Amenities, Inc. Florida Corporation	WCI Pompano Beach, Inc. Florida Corporation

WCI Architecture & Land Planning, Inc. Florida Corporation	WCI Title, Inc. Delaware Corporation

WCI Business Development, Inc. Florida Corporation	WCI Towers, Inc. Florida Corporation

WCI Capital Corporation Florida Corporation	WCI Towers Mid-Atlantic USA, Inc. Delaware Corporation

WCI Towers Northeast USA, Inc. Delaware Corporation

BAY COLONY-GATEWAY, INC.

WHOLLY-OWNED and FIRST TIER SUBSIDIARIES

Bay Colony Realty Associates, Inc.	Pelican Bay Properties, Inc.
Florida Corporation	Florida Corporation

Bay Colony of Naples, Inc.	Pelican Landing Communities, Inc.
Florida Corporation	Florida Corporation

The Colony at Pelican Landing Golf Club, Inc.	Pelican Landing Golf Resort Ventures, Inc.
Florida Corporation	Delaware Corporation

Communities Amenities, Inc.	Pelican Landing Properties, Inc.
Florida Corporation	Florida Corporation

Communities Finance Company, LLC	Pelican Marsh Properties, Inc.
Delaware LLC	Florida Corporation

Communities Home Builders, Inc.	Sarasota Tower, Inc.
Florida Corporation	Florida Corporation

Coral Ridge Communities, Inc.	Tarpon Cove Realty, Inc.
Florida Corporation	Florida Corporation

Coral Ridge Properties, Inc.	Tarpon Cove Yacht & Racquet Club, Inc.
Florida Corporation	Florida Corporation

Coral Ridge Realty, Inc.	Tiburon Golf Ventures, Inc.
Florida Corporation	Delaware Corporation

Coral Ridge Realty Sales, Inc.	Watermark Realty Referral, Inc.
Florida Corporation	Florida Corporation

Florida National Properties, Inc.	WCI Communities Property Management, Inc.
Florida Corporation	Florida Corporation

Gateway Communities, Inc.	WCI Golf Group, Inc.
Florida Corporation	Florida Corporation

Gateway Communications Services, Inc.	WCI Homes, Inc.
Florida Corporation	Florida Corporation

Gateway Realty Sales, Inc.	WCI Realty, Inc.
Florida Corporation	Florida Corporation

Heron Bay, Inc.	WCI Realty Connecticut, Inc.
Florida Corporation	Delaware Corporation

Heron Bay Golf Course Properties, Inc.	WCI Realty Maryland, Inc.
Florida Corporation	Delaware Corporation

JYC Holdings, Inc.	WCI Realty New Jersey, Inc.
Florida Corporation	Delaware Corporation

Marbella at Pelican Bay, Inc.	WCI Realty New York, Inc.
Florida Corporation	Delaware Corporation

WCI HOMES NORTHEAST, INC. / WCI NORTHEAST REAL ESTATE DEVELOPMENT, LLC

WHOLLY- OWNED SUBSIDIARIES

Carpentry Management Associates, LLC	Spectrum Holmdel Corp.
New York LLC	New York Corporation

Dix Hills Home & Land Company, LLC.	Spectrum-Irvington Corp.
New York LLC	New York Corporation

East Fishkill Development LLC	Spectrum Kensington LLC
Delaware LLC	New York LLC

GC Assets of Nassau, Inc.	Spectrum Lake Grove, LLC
New York Corporation	Delaware LLC

Hopewell Crossing Home & Land Company, LLC	Spectrum Landing Corp.
Delaware LLC	New York Corporation

Lake Grove Home & Land Company LLC	Spectrum Long Beach, LLC
Delaware LLC	New York LLC

Mansion Ridge Home & Land Company, LLC	Spectrum Manhattan Woods, LLC
New York LLC	Delaware LLC

New Home & Land Company LLC	Spectrum Monroe Corp.
New York LLC	New York Corporation

Southbury Home & Land Company LLC	Spectrum North Bergen LLC
New York LLC	New Jersey LLC

Spectrum Bellefair Corp.	Spectrum PDC Corp.
New York Corporation	Pennsylvania Corporation

Spectrum Brae Burn Corp.	Spectrum Pocantico, LLC
New York Corporation	Delaware LLC

Spectrum Construction Corp.	Spectrum-Riverwoods Corp.
New York Corporation	New York Corporation

Spectrum Design Studio, Inc.	Spectrum Customer Care, Inc.
New York Corporation	New York Corporation

Spectrum East Fishkill, LLC	Spectrum Valimar Corp.
Delaware LLC	New York Corporation

Spectrum Eastport, LLC	Spectrum Westport, LLC
Delaware LLC	New York LLC

Spectrum FS Corp.	Spectrum Wilson Park, LLC
New York Corporation	Delaware LLC

Spectrum Glen Cove Corp.	(The) Valimar Home & Land Company, LLC
New York Corporation	New York LLC

Spectrum Half Moon Corp.
New York Corporation

WCI MID-ATLANTIC US REGION, INC.

WHOLLY-OWNED SUBSIDIARIES

Fair Oaks Parkway, LLC	Renaissance at Kings Crossing, LLC
Virginia LLC	Virginia LLC

Hunting Ridge II, LLC	Renaissance at Lake Manassas, LLC
Virginia LLC	Virginia LLC

Hunting Ridge III, LLC	Renaissance at Oak Creek Club, LLC
Virginia LLC	Virginia LLC

Poplar Tree, LLC	Renaissance at Oakton Glen, LLC
Virginia LLC	Virginia LLC

MHI-Rugby Road, L.L.C.	Renaissance at Occoquan Walk, LLC
Virginia LLC[1]	Virginia LLC

Renaissance at Beacon Hill, LLC	Renaissance at River Creek II, LLC
Virginia LLC	Virginia LLC

Renaissance at Beacon Hill II, LLC	Renaissance at River Creek Towns, LLC
Virginia LLC	Virginia LLC

Renaissance at Belleview Road, LLC	Renaissance at River Creek Villas, Inc.
Virginia LLC	Virginia Corporation

Renaissance Bridges of Oakton, LLC	Renaissance at River Creek, Inc.
Virginia LLC	Virginia Corporation

Renaissance at Bridges of Oakton II, LLC	Renaissance at Roseland, Inc.
Virginia LLC	Virginia Corporation

Renaissance at Cardinal Forest, LLC	Renaissance at Rugby Road, LLC
Virginia LLC	Virginia LLC

Renaissance Centro Arlington, LLC	Renaissance at Rugby Road II, LLC
Virginia LLC	Virginia LLC

Renaissance Centro Columbia, LLC	Renaissance at South River, Inc.
Maryland LLC	Maryland Corporation

Renaissance Custom Communities, LLC	Renaissance at The Oaks, LLC
Virginia LLC	Virginia LLC

Renaissance at Evergreen Mills Road, LLC	Renaissance at Timberlake, LLC
Virginia LLC	Virginia LLC

Renaissance at Foxhall, LLC	Renaissance at Timberlake II, LLC
Virginia LLC	Virginia LLC

Renaissance at Georgetown Pike, LLC	WCI Custom Homes, LLC
Virginia LLC	Virginia LLC

Renaissance at Hunting Hills, LLC	Renaissance Holdings Corp.
Virginia LLC	Virginia Corporation

Renaissance Housing Corp.
Maryland Corporation

Renaissance Land, LLC
Virginia LLC

Reston Building Company, LLC	Woodland Properties, LLC
Virginia LLC	Virginia LLC

RHM, Inc.
Virginia Inc.

[1]	Wholly-owned subsidiary of Renaissance at Rugby Road, LLC

The mailing address for each subsidiary guarantor is 24301 Walden Center Drive, Bonita Springs, FL 34134.

This application for qualification comprises:

(a)	Pages numbered 1 to 32, consecutively;

(b)	The statement of eligibility and qualification of the Trustee under the New Indenture to be qualified on Form T-1 (included as Exhibit 25.1 hereto); and

(c)	The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

(i)	Exhibit T3A – Second Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 24, 2005) (Company File No. 1-31255).

(ii)	Exhibit T3B.1 – Third Amended and Restated By-laws of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 24, 2005) (Company File No. 1-31255).

(iii)	Exhibit T3B.2 – Amendment to the Third Amended and Restated By-laws of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 21, 2007) (Company File No. 1-31255).

(iv)	Exhibit T3C – Form of Indenture Relating to the New Notes among the Issuer, the Guarantors party thereto and the Trustee.

(v)	Exhibit T3D – Not applicable.

(vi)	Exhibit T3E.1 – Offering Memorandum, dated as of July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(i) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

(vii)	Exhibit T3E.2 – Letter of Transmittal, dated as of July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(ii) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

(viii)	Exhibit T3E.3 – Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated as of July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(iii) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

(ix)	Exhibit T3E.4 – Letter to Clients, dated as of July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(v) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

(x)	Exhibit T3E.5 – Notice of Guaranteed Delivery, dated as of July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(iv) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

(xi)	Exhibit T3E.6* – Press Release of WCI Communities, Inc., dated July 8, 2008.

(xii)	Exhibit T3E7* – Press Release of WCI Communities, Inc., dated July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(vii) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

(xiii)	Exhibit T3F – Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C filed herewith).

(ix)	Exhibit 25.1 – Statement of eligibility and qualification on Form T-1 of American Stock Transfer & Trust Company, LLC, as trustee, under the New Indenture to be qualified.

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants, WCI Communities, Inc., a corporation organized and existing under the laws of the State of Delaware and the other co-obligors set forth below, have duly caused this application to be signed on its behalf and on behalf of the other co-obligors by the undersigned, thereunto duly authorized and attested, all in the city of Bonita Springs, and State of Florida, on the 30th day of July, 2008.

WCI COMMUNITIES, INC.

By:	/s/ James D. Cullen
Name: James D. Cullen
Title: Vice President and Deputy General Counsel

Bay Colony-Gateway, Inc.
Bay Colony of Naples, Inc.
Bay Colony Realty Associates, Inc.
Carpentry Management Associates, LLC
Communities Amenities, Inc.
Communities Finance Company, LLC
Communities Home Builders, Inc.
Community Specialized Services, Inc.
Coral Ridge Communities, Inc.
Coral Ridge Properties, Inc.
Coral Ridge Realty Sales, Inc.
Coral Ridge Realty, Inc.
Dix Hills Home & Land Company, LLC.
East Fishkill Development LLC
Fair Oaks Parkway, LLC
Financial Resources Group, Inc.
First Fidelity Title, Inc.
Florida Design Communities, Inc.
Florida Lifestyle Management Company
Florida National Properties, Inc.
Gateway Communications Services, Inc.
Gateway Communities, Inc.
Gateway Realty Sales, Inc.
GC Assets of Nassau, Inc.
Heron Bay Golf Course Properties, Inc.
Heron Bay, Inc.
Hopewell Crossing Home & Land Company, LLC
Hunting Ridge II, LLC
Hunting Ridge III, LLC
JYC Holdings, Inc.
Lake Grove Home & Land Company LLC
Mansion Ridge Home & Land Company, LLC
Marbella at Pelican Bay, Inc.
New Home & Land Company LLC
Pelican Bay Properties, Inc.
Pelican Landing Communities, Inc.
Pelican Landing Golf Resort Ventures, Inc.
Pelican Landing Properties, Inc.
Pelican Marsh Properties, Inc.
Poplar Tree, LLC
Renaissance at Beacon Hill II, LLC
Renaissance at Beacon Hill, LLC
Renaissance at Belleview Road, LLC
Renaissance at Bridges of Oakton II, LLC

Renaissance at Cardinal Forest, LLC

Renaissance at Evergreen Mills Road, LLC

Renaissance at Foxhall, LLC

Renaissance at Georgetown Pike, LLC

Renaissance at Hunting Hills, LLC

Renaissance at Kings Crossing, LLC

Renaissance at Lake Manassas, LLC

Renaissance at Oak Creek Club, LLC

Renaissance at Oakton Glen, LLC

Renaissance at Occoquan Walk, LLC

Renaissance at River Creek II, LLC

Renaissance at River Creek Towns, LLC

Renaissance at River Creek Villas, Inc.

Renaissance at River Creek, Inc.

Renaissance at Roseland, Inc.

Renaissance at Rugby Road II, LLC

Renaissance at Rugby Road, LLC

Renaissance at South River, Inc.

Renaissance at The Oaks, LLC

Renaissance at Timberlake II, LLC

Renaissance at Timberlake, LLC

Renaissance Bridges of Oakton, LLC

Renaissance Centro Arlington, LLC

Renaissance Centro Columbia, LLC

Renaissance Custom Communities, LLC

Renaissance Holdings Corp.

Renaissance Housing Corp.

Renaissance Land, LLC

Resort at Singer Island Properties, Inc.

Reston Building Company, LLC

RHM, Inc.

Sarasota Tower, Inc.

Southbury Home & Land Company LLC

Spectrum Bellefair Corp.

Spectrum Brae Burn Corp.

Spectrum Construction Corp.

Spectrum Customer Care, Inc.

Spectrum Design Studio, Inc.

Spectrum East Fishkill, LLC

Spectrum Eastport, LLC

Spectrum FS Corp.

Spectrum Glen Cove Corp.

Spectrum Half Moon Corp.

Spectrum Holmdel Corp.

Spectrum Kensington LLC

Spectrum Lake Grove, LLC

Spectrum Landing Corp.

Spectrum Long Beach, LLC

Spectrum Manhattan Woods, LLC

Spectrum Monroe Corp.

Spectrum North Bergen LLC

Spectrum PDC Corp.

Spectrum Pocantico, LLC

Spectrum Valimar Corp.

Spectrum Westport, LLC

Spectrum Wilson Park, LLC

Spectrum-Irvington Corp.

Spectrum-Riverwoods Corp.

Sun City Center Golf Properties, Inc.

Sun City Center Realty, Inc.

Tarpon Cove Realty, Inc.
Tarpon Cove Yacht & Racquet Club, Inc.
The Colony at Pelican Landing Golf Club, Inc.
Tiburon Golf Ventures, Inc
(The) Valimar Home & Land Company, LLC
Watermark Realty Referral, Inc.
Watermark Realty, Inc.
(d/b/a Prudential Florida WCI Realty)
WCI Amenities, Inc.
WCI Architecture & Land Planning, Inc.
WCI Business Development, Inc.
WCI Capital Corporation
WCI Communities Property Management, Inc
WCI Custom Homes, LLC
WCI Golf Group, Inc.
WCI Homebuilding Northeast, U.S., Inc.
WCI Homebuilding, Inc.
WCI Homes Northeast, Inc.
WCI Homes, Inc.
WCI Hunter Mill, LLC
WCI Ireland Inn Corp.
WCI Marketing, Inc.
WCI Mid-Atlantic U.S. Region, Inc.
WCI Northeast Real Estate Development, LLC
WCI Northeast U.S. Region, LLC
WCI Ocala 623, Inc.
WCI Pompano Beach, Inc.
WCI Realty Connecticut, Inc.
WCI Realty Maryland, Inc.
WCI Realty New Jersey, Inc.
WCI Realty New York, Inc.
WCI Realty, Inc.
WCI Towers Mid-Atlantic USA, Inc.
WCI Towers Northeast USA, Inc.
WCI Towers, Inc
Woodland Properties, LLC

By:	/s/ James D. Cullen
Name: James D. Cullen
Title: Vice President and Deputy General Counsel

MHI-Rugby Road, L.L.C.

By:	Renaissance at Rugby Road LLC, as Sole Member

By:	/s/ James D. Cullen
Name: James D. Cullen
Title: Vice President

WCI Title, Inc.

By:	/s/ James D. Cullen
Name: James D. Cullen
Title: Assistant Secretary

Attested By:	/s/ Vivien N. Hastings
Name: Vivien N. Hastings
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Second Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 24, 2005) (Company File No. 1-31255).

Exhibit T3B.1	Third Amended and Restated By-laws of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 24, 2005) (Company File No. 1-31255).

Exhibit T3B.2	Amendment to the Third Amended and Restated By-laws of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 21, 2007) (Company File No. 1-31255).

Exhibit T3C	Form of Indenture Relating to the New Notes among the Issuer, the Guarantors party thereto and the Trustee.

Exhibit T3E.1	Offering Memorandum, dated as of July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(i) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

Exhibit T3E.2	Letter of Transmittal, dated as of July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(ii) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

Exhibit T3E.3	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated as of July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(iii) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

Exhibit T3E.4	Letter to Clients, dated as of July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(v) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

Exhibit T3E.5	Notice of Guaranteed Delivery, dated as of July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(iv) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

Exhibit T3E.6*	Press Release of WCI Communities, Inc., dated July 8, 2008.

Exhibit T3E.7*	Press Release of WCI Communities, Inc., dated July 22, 2008 (incorporated by reference to Exhibit No. (a)(1)(vii) to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2008).

Exhibit T3F	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C filed herewith).

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of American Stock Transfer & Trust Company, LLC, as trustee, under the New Indenture to be qualified.

*	Previously Filed.